

Statement of Financial Condition

UBS Securities LLC
December 31, 2016
with Report of Independent Registered Public
Accounting Firm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22651

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ralph Mattone — **(212) 713-9711**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Ralph Mattone,** swear (or affirm) that, to the best of my knowledge and belief, the accompany statement of financial condition pertaining to the firm of **UBS Securities LLC (the "Company"),** as of **December 31, 2016,** is true and correct. I further swear (or affirm) that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARY PRICE ABBOTT
Notary Public, State of New York
No. 01AB6114415
Qualified in New York County
Commission Expires Aug. 16, 2022

Mary Price Abbott
Notary Public

Ralph Mattone
Ralph Mattone
Chief Financial Officer

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Members Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- [ ] (q) Computation of CFTC Minimum Net Capital Requirements.
- [ ] (r) Statement of Cleared Swaps Customer Segregation Requirements and Funds In Cleared Swaps Customer Accounts Under d(f) of the CEA

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)*

UBS Securities LLC

Statement of Financial Condition

December 31, 2016

Contents

Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

The Members of UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 2, 2017

UBS Securities LLC
Statement of Financial Condition

December 31, 2016
(In Thousands)

Assets

Cash and cash equivalents		$ 549,263
Cash segregated and on deposit for federal and other regulations		26,817
Collateralized agreements:		
Securities borrowed		13,427,542
Securities purchased under agreements to resell		13,619,785
Securities received as collateral		531,605
Receivables from brokers, dealers and clearing organizations		2,151,232
Receivables from customers		4,297,893
Securities owned, at fair value	$ 8,724,471	
Securities owned, pledged as collateral, at fair value	1,926,959	
Total securities owned, at fair value		10,651,430
Exchange memberships, at cost (fair value $9,753)		4,510
Dividends and interest receivable		149,683
Other assets		691,350
		$ 46,101,110

Liabilities and members' equity

Short-term borrowings		$ 13,114,227
Collateralized agreements:		
Securities loaned		3,503,017
Securities sold under agreements to repurchase		5,788,109
Obligation to return securities received as collateral		531,605
Payables to brokers, dealers and clearing organizations		2,700,151
Payables to customers		7,960,686
Securities sold, not yet purchased, at fair value		3,310,583
Dividends and interest payable		127,537
Other liabilities and accrued expenses		2,052,946
		39,088,861
Subordinated borrowings		4,875,000
Members' equity		2,137,249
		$ 46,101,110

See accompanying notes.

UBS Securities LLC
Notes to the Statement of Financial Condition

(In Thousands, except share data)

1. Organization

UBS Securities LLC (the "Company") is an indirect wholly-owned subsidiary of UBS Group AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Financial Industry Regulatory Authority ("FINRA"), NASDAQ, and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States ("U.S.") and foreign commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

According to the terms of the Company's Fifth Amended and Restated Limited Liability Company Agreement, dated as of August 1, 2005, (the "LLC Agreement"), the Company will be dissolved on December 31, 2050, subject to vote of the Class B Members. It is management's current intention to request that the Class B Members vote to extend the duration of the Company prior to that date.

At December 31, 2016, the Company is owned by (i) UBS Americas Inc. holding 100% of the Class A Interests, 70% of the Class B Interests and 100% of the Preferred Interest; and (ii) UBS Americas Holding LLC holding 30% of the Class B Interests. See Note 10 for information regarding Members' Equity.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain financial assets and liabilities, expected losses from litigation, the carrying amount of intangible assets with indefinite lives, the amortization of intangible assets with definite lives, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. Government, agency and mortgage-backed securities, although some agreements may be collateralized by other types of securities. Resale agreements and repurchase agreements are accounted for as financing transactions. Resale and repurchase agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. Transactions are presented net in the accompanying statement of financial condition where the criteria is met. It is the Company's policy to take possession of collateral under resale agreements. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables to clearing organizations, and net payables arising from unsettled trades.

2. Significant Accounting Policies (continued)

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customers' securities and commodities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the statement of financial condition.

Securities Owned and Securities Sold, not yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further information regarding Securities owned and Securities Sold, not yet Purchased, at Fair Value.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost net of impairments.

Intangible Assets

Intangible assets with indefinite lives, totaling $7,971 are not amortized; instead, these assets are subject to impairment tests on an annual and interim basis and are included in other assets on the statement of financial condition. In accordance with FASB ASC Topic 350 "Intangibles – Goodwill and Other" the Company performs an annual qualitative assessment to determine if an impairment of these assets is warranted.

Intangible assets with definite lives, consisting of customer relationships, totaling $63,200 (less accumulated amortization of $52,914) are amortized over ten years on a straight line basis and are reported at cost less accumulated amortization in other assets on the statement of financial condition. In addition, these intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable.

Fixed Assets

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are reported at cost less accumulated depreciation and amortization in other assets on the statement of financial condition.

2. Significant Accounting Policies (continued)

Dividends and Interest

Interest is accrued on repurchase and resale contract amounts, securities borrowed and securities loaned contract amounts, margin financing balances and interest bearing trading assets and liabilities included in securities owned, at fair value and securities sold, not yet purchased, at fair value. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable on the statement of financial condition.

Investment Banking and Underwriting

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking and underwriting fees are recorded on offering date, advisory fees on closing date and sales concessions on a trade date basis.

Commissions

Commissions and related expenses are recorded on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All income, expense, gain or loss of the Company flows through to its partners and is allocated in accordance with the LLC agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the partners. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates. Additionally, the Company is treated as a corporation for Canadian tax purposes. As such, the Company accrues and pays corporate income tax on its Canadian operations.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Income Taxes

In accordance with the provisions of FASB ASC 740 - "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Consolidation

U.S. GAAP requires a reporting entity to first assess the consolidation of entities on the basis of the reporting entity's ownership of a majority of voting interest. However, in certain situations, there are no voting rights, or ownership of a majority of voting interest is not a reliable indicator of control. If voting interests do not exist or if they differ significantly from economic interests or if holders of the equity investment at risk lack the power to direct activities of the entity, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity, the entity is considered a Variable Interest Entity ("VIE") under FASB ASC Topic 810 – "Consolidations" ("ASC Topic 810") and control is based on a qualitative determination of which party has a controlling financial interest in the VIE (known as the primary beneficiary). See Note 14 for additional information.

Accounting Developments

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs for purposes of amending or clarifying that guidance. The ASU's require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provides guidance on when revenues and expenses should be presented on a

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments

gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. UBS will adopt the ASUs on the mandatory effective date, January 1, 2018.

UBS will adopt the ASU's on a modified retrospective basis, wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date. UBS continues to assess the impact of the ASUs on its statement of financial condition.

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation (ASC Topic 718), "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU No. 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment is effective for fiscal years beginning after December 15, 2015. The Company adopted ASU No. 2014-12 on January 1, 2016 and it did not have a material impact on the Company's statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic of 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. This amendment is effective for fiscal years ending after December 15, 2016. The Company adopted ASU No. 2014-15 on January 1, 2016 and it did not have a material impact on the Company's statement of financial condition.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10). This amendment addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments for the purpose of making targeted improvements to generally accepted accounting principles (US GAAP): 1) require equity investments (except those accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income (with an option of measuring equity investments that do not have readily determined market values); 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment;

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments

3) Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; 4) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; 5) Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; 6) Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; 7) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the statement of financial condition and; 8) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. This amendment is effective for fiscal years beginning after December 15, 2017 (including interim and annual periods thereafter). The Company is currently assessing the impact that ASU No. 2016-01 will have on the Company's statement of financial condition.

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842). This amendment increases the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessees will be required to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. It will be critical to identify leases embedded in a contract to avoid misstating the lessee's balance sheet. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. This amendment is effective for fiscal years beginning after December 15, 2018 (including interim and annual periods thereafter). The Company is currently assessing the impact that ASU No. 2016-02 will have on the Company's statement of financial condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments

In March 2016, the FASB issued ASU 2016-09 Compensation – Stock Compensation (Topic 718). This amendment was issued as part of the Financial Accounting Standards Board Simplification Initiative for the purpose of identifying, evaluation, and improving areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of statement of financial condition. The amendment involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This amendment is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company has determined that ASU No. 2016-09 will not have a material impact on the statement of financial condition.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments – Credit Losses (Topic 326). This amendment requires a financial asset (or a group of financial assets) to be measured at amortized cost basis and to be presented at the net amount expected to be collected. The amendment stipulates that the allowance for credit losses is a valuation account that is to be deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset.

The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The measurement of expected credit losses will be based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity will use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances.

The allowance for credit losses for purchased financial assets with a more-than significant amount of credit deterioration since origination (PCD assets) that are measured at amortized cost basis is determined in a similar manner to other financial assets measured at amortized cost basis; however, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense. Only subsequent changes in the allowance for credit losses are recorded as a credit loss expense for these assets. Interest income for PCD assets should be recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer's assessment of credit losses at acquisition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Accounting Developments

This amendment is effective for fiscal years beginning after December 31, 2019 (including interim and annual periods thereafter). The Company is currently assessing ASU 2016-13. However, based upon the its existing business model ASU 2016-13 is not anticipated to have a significant impact on the Company's statement of financial condition.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory. This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The effective date for the amendment is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The Company is currently assessing the impact that ASU 2016-15 will have on its statement of financial condition.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That are Under Common Control. The amendment changes the evaluation of whether a reporting entity is the primary beneficiary of a VIE by changing how a reporting entity that is a single decision maker of a VIE treats indirect interests in the entity held through related parties that are under common control with the reporting entity. If a reporting entity satisfied the first characteristic of a primary beneficiary, the amendment requires that reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate bases, its indirect variable interest in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendment is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company has determined that ASU No. 2016-17 will not have a material impact on the statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2016, $26,817 of cash was segregated, secured and sequestered in accordance with federal and other regulations. At December 31, 2016, U.S. Government obligations with a market value of approximately $77,161 were segregated under Securities and Exchange Commission ("SEC") Rule 15c3-3.

(In Thousands, except share data)

3. Cash and Securities Segregated Under Federal and Other Regulations (continued)

At December 31, 2016, the Company was required to segregate $9,715,463 secure $4,816,928 and sequester (OTC cleared swaps) $811,002 of cash or securities under the Commodity Exchange Act. The Company had $10,218,318 segregated, $5,194,079 secured, and $1,054,021 sequestered (OTC cleared swaps) which represented funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated, secured, or sequestered by the Company are not reflected on the statement of financial condition.

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2016, consist of the following:

Receivables from brokers, dealers and clearing organizations	
Foreign commodity affiliate brokers	$ 875,512
Receivables related to commodities clearing activity	575,218
Securities failed to deliver	382,767
Deposits with clearing organizations	203,332
Affiliate securities accounts	51,792
Other	62,611
Total	$ 2,151,232
Payables to brokers, dealers and clearing organizations	
Pending Trades (net)	$ 1,670,936
Securities failed to receive	601,049
Payables related to commodities clearing activity	165,383
Affiliate commodity accounts	155,817
Payables to clearing organizations	100,766
Other	6,200
Total	$ 2,700,151

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations – (continued)

Derecogntion of exchange-traded derivative customer cash from the Statement of Financial Condition

In accordance with the Company's accounting policy, Customer cash balances associated with derivatives clearing and execution services are not recognized on the Company's balance sheet if, through contractual agreement, regulation or practice, the Company does not obtain benefits from or control of the customer cash balances. These conditions are considered to have been met when (i) the Company is not permitted to reinvest customer cash balances; (ii) interest paid by central counterparties (CCPs), brokers or deposit banks on cash deposits forms part of the customer cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) the Company does not guarantee and is not liable to the customer for the performance of the CCP, broker or deposit bank; and (iv) the customer cash balances are legally isolated from the Company's operating cash reserves. During 2016, the Company formally and legally waived certain rights available to it under the rules of the US Commodity Futures Trading Commission that had previously enabled it to invest certain client cash balances in other assets, making them a source of benefit to the Company resulting in decreases in Payables to customers by $3.0 billion, Receivables from brokers, dealers and clearing organizations of $2.7 billion, and Cash segregated and on deposit for federal and other regulations of $316.3 million as of December 31, 2016.

5. Fair Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction at the measurement date. In determining fair value, the Company uses various valuation approaches which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and / or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on observable and unobservable inputs.

The most frequently applied valuation techniques and pricing models include discounted cash flow models, relative value models and option pricing models. Discounted cash flow models determine the value by estimating the expected future cash flows from assets or liabilities discounted to their present value. Relative value models determine the value based on the market prices of similar assets or liabilities. Option pricing models use probability-based techniques that include binomial and Monte Carlo pricing. The output of a model is always an estimate or approximation of a value that cannot be estimated with certainty.

5. Fair Value Measurement (continued)

As a result, valuations are adjusted, where appropriate, to reflect liquidity adjustments, credit exposure, model-driven valuation adjustments and trading restrictions when such factors would be considered by market participants.

Any uncertainties associated with the use of model-based valuations are predominantly addressed through the use of model reserves. These reserves reflect the amounts that the Company estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions, inputs used, calibration of the output, or choice of model. In arriving at these estimates, the Company considers a range of market practices and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities and other relevant sources.

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported on the statement of financial condition. New products must be reviewed and approved by all stakeholders relevant to risk and financial control. Responsibility for the ongoing measurement of financial instruments at fair value resides with the business, but is independently validated by risk and valuation control. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the valuation control team, which is independent from the risk taking businesses. The objective of the independent price verification process is to independently corroborate the business' estimates of fair value against available market information. By benchmarking the business' fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. A critical aspect of the independent price verification process is the evaluation of the accuracy of modeling approaches and input assumptions which yield fair value estimates derived from valuation models. The output of modeling approaches is also compared to observed prices and market levels for the specific instrument being priced if possible and appropriate. This calibration analysis is performed to assess the ability of the model and its inputs (which are frequently based upon a combination of price levels of observable hedge instruments and unobservable parameters) to price a specific product in its own specific market. An independent model review group reviews the Company's valuation models on a regular basis or if specific triggers occur and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

5. Fair Value Measurement (continued)

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the product's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value.

U.S. Government and agency obligations

U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are composed of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Mortgage-backed obligations

Mortgage-backed obligations represent agency mortgage pass-through pool securities and agency collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMO are structured deals backed by specified pool collateral and are valued based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

5. Fair Value Measurement (continued)

Corporate debt, including convertible securities

Corporate bonds and convertible securities are priced at market levels, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

Residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities ("ABS") are estimated via direct trade prices, market color or from observable prices on one or more securities with similar characteristics or indices through comparable analysis. Generally these securities are valued through industry standard valuation tools, including discounted cash flow analysis, by applying various input assumptions. The assumptions are further derived via proprietary models, fundamental analysis and/or market research. Key inputs to such models include management's quantitative andqualitative assessment of current and future economic conditions, the securities' projected performance under such conditions, as well as liquidity in the market, among other factors.

Collateralized debt obligations ("CDO") are valued independently using fundamental analysis and industry standard cash flow tools taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, as well as liquidity. Key inputs to such models include current and future economic conditions, the securities' projected performance, as well as liquidity in the market, among other factors. Collateral analysis is done based on techniques similar to those described for RMBS, CMBS and/or ABS.

Equities and warrants

Equity securities and warrants are primarily traded on public stock exchanges where quoted prices are readily and regularly available.

Unlisted equity securities and private equity investments are recorded initially at the acquisition cost, which is considered the best indication of fair value. Subsequent adjustments to recorded amounts are based on current and projected financial performance, recent financing activities, economic and market conditions, market comparable, market liquidity, sales restrictions, and other factors.

5. Fair Value Measurement (continued)

Fund units are generally marked to the exchange-traded price or net asset value (NAV).

Auction preferred securities ("APS") are securities issued by closed-end mutual funds with an underlying portfolio of tax-exempt and taxable state and municipal obligations. The dividend rate is set periodically through a series of auctions and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. APS are currently valued using the Rates Broil model. The Rates Broil booking captures the economics of the trades and forecasts forward IR using a standard rates model. The model prices are then adjusted via incorporating an additional liquidity spread to best match the few market observable prices available. This adjustment can also be incorporated via updating the credit spread curve associated with each position to reflect credit worthiness and liquidity. For APS, the desk calibrates the tenor of each CUSIP to levels observed in the market. These values are further calibrated to any market prices that might be observable via dealer indications or announced redemptions.

Options

Options are generally actively traded are valued based on quoted prices from the exchange. And other equity options contracts not traded at exchange which are valued using market standard models or internally developed proprietary models that estimate the equity forward level and incorporate inputs for stock volatility and for correlation between stocks within a basket.

State and municipal obligations

State and municipal obligations include, APS, the auction rate securities portfolio and auction rate municipal securities ("ARS MUNI"). ARS MUNI are mainly comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. The floating rate is set periodically through auction mechanisms and, in the event of a failed auction, it is reset to a maximum rate as defined by each deal's prospectus. ARS MUNI are currently valued using the Rates Broil model. The Rates Broil booking captures the economics of the trades and forecasts forward IR using a standard rates model. The model prices are then adjusted via incorporating an additional liquidity spread to best match the few market observable prices available. These prices are further calibrated to any market prices that might be observable via trades, tenders or announced redemptions.

(In Thousands, except share data)

5. Fair Value Measurement (continued)

Money market, commercial paper, and certificates of deposit

Money market, commercial paper, and certificates of deposit have short-term maturities and carry interest rates that approximate market. Money market, commercial paper and certificates of deposit are valued based on pricing models. Typically, the credit quality of the issuers is high and the majority of exposure can be either directly or indirectly tested.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

At December 31, 2016, securities owned and securities sold, not yet purchased by the Company are illustrated in the following two tables:

Securities owned, at fair value	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total fair value**
U.S. Government and agency obligations	$ 6,497,147	59,336	-	6,556,483
Mortgage-backed obligations	-	166,048	-	166,048
Corporate debt, including convertible securities	1,509	1,263,133	31,566	1,296,208
Equities and warrants	358,484	29,221	1,551,146	1,938,851
Options	-	8,067	-	8,067
State and municipal obligations	-	-	598,221	598,221
Money market and commercial paper	12,657	74,895	-	87,552
	$ 6,869,797	**$1,600,700**	**$2,180,933**	**$ 10,651,430**

Securities sold, not yet purchased, at fair value	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total fair value**
U.S. Government and agency obligations	$ 2,030,797	26,836	-	2,057,633
Mortgage-backed obligations	-	103,978	-	103,978
Corporate debt, including convertible securities	762	762,329	195	763,286
Equities and warrants	380,119	3,823	133	384,075
Options	-	1,525	-	1,525
Money Market and Commercial Paper	-	86	-	86
	$2,411,678	**$898,577**	**$328**	**$3,310,583**

(In Thousands, except share data)

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

The tables on the following page provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for each category of securities owned, at fair value and securities sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2016. The range of values presented in this table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Level 3 at fair value				
	Securities owned	**Securities sold, not yet purchased**	**Valuation technique(s)**	**Significant unobservable inputs[1] / Sensitivity**	**Range of input values**
Corporate debt, including convertible securities	**$31,566**	**$195**			
Corporate bonds	30,106	17	Market Comparables	Price	0.01-102.25
RMBS	1,460	178	Market Comparables and Cash Flow Analysis	Price CPR CDR Severity / Recovery Yield	1.5 - 92.0 NA NA NA NA
Equities and warrants	**$1,551,146**	**$133**			
APS	1,549,990	–	Market Information	Price	77.69 - 96.78
			Pricing Model	Yield WAL	1.40 - 6.34 3 - 20
Equities	1,156	133	–	–	–

	Level 3 at fair value				
	Securities owned	**Securities sold, not yet purchased**	**Valuation technique(s)**	**Significant unobservable inputs[1] / Sensitivity**	**Range of input values**
State and municipal obligations	**$598,221**	**$ –**			
ARS Muni	598,221	–	Market Comparables	Price	81.50 – 96.00
			Pricing Model	Yield WAL	1.04 - 16.99 0.25 – 22
Total	**$2,180,933**	**$328**			

[1] Significant Unobservable inputs / Sensitivity to unobservable inputs:

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

CPR - Constant Prepayment Rate: A prepayment rate represents the amount of un-scheduled principal payment from a pool of loans. The prepayment estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlook including, but not limited to future interest rates. In general, significant increase (decrease) in the unobservable input in isolation in general would result in a significantly higher (lower) fair value for bonds trading at a discount, however bonds trading at a premium would decrease in value with higher prepayments and vice versa. In addition, certain interest dependent bonds may be affected negatively by higher prepayments.

CDR - Constant Default Rate: An annualized rate of default on a group of mortgages or loans. The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate. The CDR estimate is based on a number of factors such as collateral delinquency rates in the portfolio and on future economic outlook. In general, significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) cash flows for the deal, however different parts of the capital structure can react differently to changes in the CDR rate. Generally subordinate bonds will decrease in value as CDR increases but for well protected senior bonds an increase in CDR may cause an increase in price. Also wrapped bonds in the lower part of the structure can benefit from higher default rates.

Severity / Recovery - The projected loss severities on defaulted assets. The projected severity is applied to projected defaults during collateral analysis. Increases in severity levels will result in lower cash flows into a structure upon the disposal of defaulted assets. In general, significant decrease (increase) in the unobservable input in isolation would result in significantly higher (lower) fair value. Recovery is the reverse of severity and calculated by subtracting the severity from the par value of an asset.

Yield - The discounting rates used to price an asset. Yields are fixed percentages that are used to discount cash flows for an asset. A significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

Weighted Average Life ("WAL") - The weighted average of the time until principals are received. In general, significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value.

Securities owned, pledged as collateral, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $540 at December 31, 2016 as follows:

Corporate debt, including convertible securities	$	540
U.S. Government and agency obligations		-
	$	540

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

During 2016, due to evolving regulatory requirements, the Company initiated a booking model change for the purpose of reducing its balance sheet for repurchase financing activities. The booking model change impacted the Company's securities purchased under agreements to resell and securities sold under agreements to repurchase balances, which decreased by $2,464,724 and $9,629,025, respectively, from the prior year end.

7. Financial Instruments

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, short-term borrowings, receivables from and payables to customers, receivables from and payables to brokers, dealers, and clearing organizations, securities borrowed and securities loaned, securities received as collateral and obligation to return securities received as collateral, exchange memberships, dividends and interest receivable, dividends and interest payable, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The fair value of resale agreements and repurchase agreements are computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities.

The table below represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. This table excludes all non-financial assets and liabilities. See Note 5 for additional information.

(In Thousands, except share data)

7. Financial Instruments (continued)

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Securities borrowed	$ 13,427,542	$ 13,427,542	$ –	$ 13,427,542	$ –
Securities purchased under agreements to resell	13,619,785	13,634,442	–	13,634,442	–
Securities received as collateral	531,605	531,605	–	531,605	–
Receivables from brokers, dealers and clearing organizations	2,151,232	2,151,232	–	2,151,232	–
Receivables from customers	4,297,893	4,297,893	–	4,297,893	–
Exchange memberships	4,510	9,753	5,750	3,978	25
Dividends and interest receivable	149,683	149,683	–	149,683	–

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Short-term borrowings	$ 13,114,227	$ 13,114,227	$ –	$ 13,114,227	$ –
Securities loaned	3,503,017	3,503,017	–	3,503,017	–
Securities sold under agreements to repurchase	5,788,109	5,789,390	–	5,789,390	–
Obligation to return securities received as collateral	531,605	531,605	–	531,605	–
Payables to brokers, dealers and clearing organizations	2,700,151	2,700,151	–	2,700,151	–
Payables to customers	7,960,686	7,960,686	–	7,960,686	–
Dividends and interest payable	127,537	127,537	–	127,537	–
Subordinated borrowings	4,875,000	4,875,000	–	4,875,000	–

7. Financial Instruments (continued)

The Company's customer activities involve the execution, settlement and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and meets other offsetting requirements.

(In Thousands, except share data)

7. Financial Instruments (continued)

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition [1]	Net Amounts Presented on the Statement of Financial Condition	Cash or Financial Instruments Not Offset on the Statement of Financial Condition [2]	Net Amount
Financial Assets					
Securities borrowed	$ 13,427,542	$ –	$ 13,427,542	$ (13,158,930)	$ 268,612
Securities purchased under agreements to resell	34,912,454	(21,292,669)	13,619,785	(12,505,473)	1,114,312
Financial Liabilities					
Securities loaned	3,503,017	–	3,503,017	(3,490,733)	12,284
Securities sold under agreements to repurchase	27,080,778	(21,292,669)	5,788,109	(5,536,408)	251,701

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements or collateral arrangements which have been determined by the Company to be legally enforceable in the event of default and where certain criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

In the normal course of business, the Company obtains securities under resale agreements, securities borrowed and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2016, the Company obtained securities with a fair value of approximately $85,688,164 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

(In Thousands, except share data)

7. Financial Instruments (continued)

Repurchase Financings and Disclosures

The tables below present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged.

	At December 31, 2016 Remaining Contractual Maturity				
	Overnight and Open	**Less than 30 days**	**30-90 days**	**Over 90 days**	**Total**
Repurchase Agreements	$ 1,462	$ 21,763,841	$ 4,512,437	$ 803,038	$27,080,778
Securities loaned	3,503,017	-	-	-	3,503,017
Gross amount of secured financing included in the above offsetting disclosure	$3,504,479	$21,763,841	$4,512,437	$803,038	$30,583,795
Obligation to return securities received as collateral	531,605	-	-	-	531,605
Total	**$ 4,036,084**	**$ 21,763,841**	**$ 4,512,437**	**$ 803,038**	**$ 31,115,400**

	Securities sold under repurchase agreements	**Securities Loaned**	**Obligation to return securities received as collateral**	**Total**
U.S. Treasury and government agencies	$ 25,232,206	$ 300,306	$ -	$ 25,532,512
Equities	-	3,053,478	531,605	3,585,083
Asset-back securities	1,803,812	-	-	1,803,812
Corporate debt and securities	18,404	33,550	-	51,954
Other	26,356	115,683	-	142,039
Total	**$ 27,080,778**	**$ 3,503,017**	**$ 531,605**	**$ 31,115,400**

7. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures, and forwards. The Company records its derivative activities at fair value.

The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. Options are included in securities owned, at fair value and securities sold, not yet purchased, at fair value on the statement of financial condition.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Securities Borrowed and Loaned

Historically, the Company has served as an intermediary between its London affiliate and US customers for the purpose of facilitating securities borrowed and loaned transactions. However, during the 3rd quarter of 2016 the Company decided to change this funding model for the principle objective of reducing its balance sheet. This booking model change impacted the Company's securities borrowed and securities loan balances, which decreased by $25,147,670 and $20,630,899, respectively, from the prior year end.

(In Thousands, except share data)

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan (including a Supplemental Executive Retirement plan), which is sponsored by the Parent and provides retirement benefits to eligible employees.

Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new retirement contribution feature of the defined contribution 401(k) plan (as discussed below) and began earning retirement contributions, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the retirement contribution feature of the defined contribution 401(k) plan as of January 1, 2002 or to remain in the defined benefit pension plan. The Company also participates in a Parent sponsored post-retirement medical and dental insurance plan. Retiree premiums are adjusted annually and deductibles, coinsurance, and/or copays apply. Retiree medical and dental premiums are subsidized for eligible employees who retired prior to January 1, 2014. Effective January 1, 2017, retirees who retired between and including January 1, 1999 and December 31, 2013, will be required to pay the full cost for dental coverage. Eligible employees who retire on or after January 1, 2014 pay the full cost of medical and dental coverage. With respect to the post-retirement medical and dental plan, the Parent's policy is to fund benefits on a pay-as-you-go basis.

The Company also participates in a defined contribution 401(k) plan of the Parent that provides retirement benefits to eligible employees. Under the defined contribution 401(k) plan, participants may contribute a portion of their eligible compensation on a pre-tax basis, and as of January 1, 2016, on a Roth 401(k) and after-tax basis, with the Company matching some portion of those contributions, subject to certain limitations prescribed by the Internal Revenue Code. The Company's matching contributions to each participant is limited to an annual amount of $3. Eligible participants may also receive a retirement contribution (as discussed below) under the defined contribution 401(k) plan. A participant is 100% vested in the Company's retirement and matching contribution plus earnings thereon after the earlier of three years of service, attaining age 65 while still an employee, becoming totally and permanently disabled, or upon death.

Generally, to receive a retirement contribution and/or retain the Company's matching contributions for the year, a participant must be an active employee on the last business day of that year.

9. Equity Participation and Other Compensation Plans

UBS Group AG operates several equity participation and other compensation plans to align the interests of Group Executive Board (GEB) members, Key Risk Takers and other employees with the interests of investors while continuously meeting regulatory requirements. UBS Group AG operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP notional shares or EOP performance shares (i.e. notional shares which are subject to performance conditions).

For employees other than the GEB, EOP awards generally vest in equal instalments in years two and three. The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of the unvested deferred portion if an employee commits certain harmful acts or in most cases of terminated employment. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 6.12% at December 31, 2016. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Key Risk Takers (Globally defined as those employees who, by the nature of their role, have been determined to materially set, commit or control significant amounts of the firm's resources and / or exert significant influence over its risk profile), Group Managing Directors or employees whose total compensation exceeds a certain threshold, receive performance shares under EOP. These performance shares only vest in full if certain performance requirements are met. Such performance requirements are currently based on UBS Group's return on tangible equity and the divisional return on attributed equity over the financial years during vesting.

Certain awards, such as replacement awards, may take the form of deferred cash under the EOP rules.

9. Equity Participation and Other Compensation Plans (continued)

Deferred Contingent Capital Plan ("DCCP")

Similar as for EOP awards, certain employees receive a portion of their annual performance-related compensation above a certain threshold in the form of a notional additional tier 1 (AT1) instrument.

DCCP awards vest in full five years from grant and are forfeited if UBS's phase-in common equity tier 1 capital ratio falls below 7% (for employees other than the Group Executive Board). In addition, awards are also forfeited if a viability event occurs, that is, if the Swiss Financial Market Supervisory Authority ("FINMA") provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. Under the DCCP, employees may receive discretionary annual interest payments.

The plan includes provisions that enable the firm to trigger forfeiture of some, or all, of the unvested deferred portion if an employee commits certain harmful acts or in most cases of terminated employment.

Voluntary share-based compensation plans

Equity Plus Plan ("Equity Plus")

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase UBS Group AG shares at market value and receive, at no additional cost, one notional UBS Group AG share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and / or monthly through deductions from salary. If the shares purchased are held for three years, and in general if the employee remains in employment, the notional shares vest. For notional shares granted since

April 2014, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and / or cash.

At December 31, 2016, the amount of non-vested awards not yet recognized in 2016, was $533,619 which is expected to be recognized over a weighted average period of 1.59 years.

10. Members' Equity

At December 31, 2016, members' equity reported on the statement of financial condition includes Class A Interests, Class B Interests and Preferred Interest all of which were held as specified in Note 1. The Preferred Interest is non-voting and has preference over the payment of dividends of the Company's Class A Interest and Class B Interests. Dividends on the Preferred Interest are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). During 2016, the Company paid Preferred Interest dividends in the amount of $7,416. The Company, with prior written approval of FINRA, may redeem at any time, any or all of the Preferred Interest at par value plus an amount equal to accrued and unpaid dividends through redemption date.

11. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2016.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Commitments and Contingencies (continued)

Leases

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in November, 2017. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are illustrated on the following page:

	Minimum Annual Rental Payments	Minimum Sublease Income
2017	$2,820	$76
2018	627	–
2019	499	–

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, an unfavorable outcome against the Company is determined to be probable and the amount can be reasonably estimated. Where these factors are otherwise satisfied, a provision

11. Commitments and Contingencies (continued)

Legal Proceedings

may be established for claims that have not yet been asserted against the Company but are nevertheless expected to be, based on the Company's experience with similar asserted claims.

Accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. Accordingly, no provision is established in such cases even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement ("NPA") which the Parent entered into with the U.S. Department of Justice ("DOJ"), Criminal Division, Fraud Section in connection with its submissions of benchmark interest rates, including among others the British Bankers' Association London Interbank Offered Rate ("LIBOR"), was terminated by the DOJ based on its determination that the Parent had committed a "US" crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and paid a $203 million fine and accepted a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) by the Company, the Parent or another affiliated entity could have material consequences for the Parent or the Company.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings

Resolution of regulatory proceedings may require the Parent or the Company to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations could have material consequences for the Parent or the Company.

Auction Rate Securities. The Company and an affiliate have been named in several arbitration and litigation claims asserted by issuers of auction rate securities ("ARS") arising out of the February 2008 ARS market dislocation. As of December 31, 2016, all but one of the actions have been dismissed or resolved. The remaining claim (which is presently tolled pursuant to agreement) seeks damages based on allegations of violations of state and federal securities law.

Collateralized Debt Obligations. The Company (along with certain affiliates) has been named as a defendant in several lawsuits filed by institutional purchasers of collateralized debt obligations ("CDOs") structured by the Company in which plaintiffs allege, under various legal theories, that the Company misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively sought to recover several hundred million dollars in claimed losses. In November, the last remaining CDO litigation was dismissed.

Residential Mortgage-backed Securities and Mortgages. From 2002 through 2007, prior to the crisis in the U.S. residential loan market, the Company was a substantial underwriter of U.S. RMBS. The Company has been named as a defendant relating to its role as underwriter of RMBS in a large number of lawsuits. RMBS suits brought by the Federal Housing Finance Agency ("FHFA") were settled in July 2013. The remaining pending lawsuits relate to approximately $2.5 billion in original face amount of RMBS underwritten by the Company. Of the $2.5 billion in original face amount of RMBS at issue in these cases, approximately $1.2 billion was issued in offerings in which a UBS-related entity transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust (UBS-sponsored RMBS). The remaining $1.3 billion of RMBS to which these cases relate was issued by third parties in securitizations in which the Company acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, the Company has indemnification rights against surviving third party issuers for losses or liabilities incurred by the Company, but the Company cannot predict the extent to which it will succeed in enforcing those rights.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings

The Company is a defendant in a lawsuit brought by the National Credit Union Administration ("NCUA"), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. The lawsuit was filed in the U.S. District Court for the District of Kansas. The original principal balance at issue in the case is approximately $1.15 billion. Trial is scheduled to begin on March 28, 2017. In the second quarter of 2016, UBS resolved a similar case brought by NCUA in the Southern District of New York "SDNY" relating to RMBS with an original principal balance of approximately $400 million, for a total of $69.8 million, in addition to reasonable attorneys' fees incurred by NCUA.

In August 2014 the U.S. Attorney's Office for the Eastern District of New York issued a subpoena to the Parent pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), seeking documents and information related to its RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are currently the focus of its inquiry, and has subsequently provided a revised list of transactions. The Parent continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General ("NYAG") and other state attorneys general relating to its RMBS business from 2005 through 2007. In addition, the Company has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program ("SIGTARP") (who is working in conjunction with the U.S. Attorney's Office for Connecticut and the Department of Justice) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. The Company is cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

The Company and the Parent also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings

Matters Relating to the CDS Market. In 2013 the European Commission ("EC") issued a Statement of Objections against multiple CDS dealers including the Parent and the Company, as well as data service provider Markit and the International Swaps and Derivatives Association ("ISDA"). The Statement of Objections broadly alleges that the dealers infringed European Union ("EU") antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. In 2015 the EC issued a statement that it had decided to close its investigation against all of the dealers, including the Parent and the Company. In July 2016, the EC issued a statement that it had resolved its investigation regarding Markit and ISDA. Starting in 2009, the Antitrust Division of the DOJ investigated whether multiple dealers, including the Parent and the Company, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In September 2016, DOJ advised that it had closed its investigation. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against multiple dealers, including the Parent and the Company, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the U.S. in order to protect the dealers' profits from trading CDS in the over-the-counter market. In September 2015, the Company and the other defendants entered into settlement agreements to resolve the litigation, pursuant to which the Company and the Parent paid $75 million out of a total settlement amount paid by all defendants of approximately $1.865 billion. On April 18, 2016 the court issued a final order approving the settlement.

Equities Trading Systems and Practices. The Company is responding to inquiries concerning its securities order routing and execution practices from various authorities, including the SEC and the NYAG, who reportedly are pursuing similar investigations industry-wide. The Company is cooperating in the ongoing regulatory matters.

Government Bonds. Putative class actions have been filed in US federal courts against the Company, the Parent and other banks on behalf of persons who participated in markets for US treasury securities since 2007. The complaints generally allege that the banks colluded with respect to and manipulated prices of treasury securities sold at auction. They assert claims under the antitrust laws and the Commodity Exchange Act and for unjust enrichment. The cases have been consolidated in the Southern District of New York. Following filing of these complaints, the Company, the Parent and reportedly other banks have received requests for information from various authorities regarding US treasury securities and government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

(In Thousands, except share data)

11. Commitments and Contingencies (continued)

Legal Proceedings

Interest rate swaps matters. In 2016, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against numerous financial institutions and others, including the Company and the Parent, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in the market for Interest Rate Swap ("IRS") trading in over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of IRS that transacted directly with any of the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief. The operators of two swap execution facilities have also filed complaints raising similar allegations. Following the filing of the litigation, the Parent was served with a subpoena from the U.S. Commodity Futures Trading Commission ("CFTC") seeking documents and information regarding UBS's swap trading and Futures Commission Merchant businesses going back to 2008.

12. Related Party Transactions

The related party balances set forth in the tables below resulted from transactions between the Company and affiliates in the normal course of the business as part of its trading, clearing, financing and general operations. Allocations between the Company, Parent and affiliates are subject to Service Level Agreements.

As of December 31, 2016, amounts from and to Parent and affiliates are set forth below:

Assets:		
Cash and cash equivalents	$	301,678
Cash segregated and on deposit for federal and other regulations		7,003
Collateralized agreements:		
Securities borrowed		3,768,880
Securities purchased under agreements to resell		83,880
Securities received as collateral		531,605
Receivables from brokers, dealers and clearing organizations		1,284,410
Receivables from customers		1,423
Dividends and interest receivable		13,150
Other assets		45,968

(In Thousands, except share data)

12. Related Party Transactions (continued)

Liabilities:		
Short-term borrowings	$	13,083,386
Collateralized agreements:		
Securities loaned		2,811,376
Securities sold under agreements to repurchase		4,516,050
Obligation to return securities received as collateral		531,605
Payables to brokers, dealers and clearing organizations		756,206
Payables to customers		224,666
Dividends and interest payable		29,948
Other liabilities and accrued expenses		56,135

Banking Activities

The Company maintains certain bank accounts at affiliated banks to segregate customer funds for regulatory purposes and to settle certain transactions in foreign currencies. Amounts held at affiliated banks to segregate customer funds are reported in cash segregated and on deposit for federal and other regulations on the statement of financial condition. Other bank balances at affiliated banks are reported in cash and cash equivalents or short-term borrowings on the statement of financial condition. Outstanding balances at December 31, 2016 are as reflected in the table above. There were segregated customer funds held at affiliated UBS Stamford Branch at December 31, 2016

Brokerage Activities

The Company clears customer and proprietary commodity transactions primarily for UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2016, receivables and payables related commodity transactions totaled $875,512 and $165,383 respectively. A commission is either earned or charged related to these transactions.

The Company also provides securities and futures execution, clearance and custody services for primarily with UBS London Branch. Receivables and payables in connection with these services are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2016, receivables and payables related securities and futures execution totaled $51,792 and $155,817 respectively.

At times, affiliates, primarily UBS London Branch and UBS Limited, are counterparties to trades executed by the Company. In the event these trades fail to settle on contractual settlement date,

(In Thousands, except share data)

12. Related Party Transactions (continued)

Brokerage Activities

outstanding receivables or payables are reported in receivable from and payable to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2016, receivables and payables related to fails totaled $357,106 and $435,006, respectively.

Collateralized Financing Activities

The Company enters into resale and repurchase agreements primarily with UBS Financial Services Inc as well as other affiliates under master repurchase agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in securities purchased under agreement to resell on the statement of financial condition and are as set forth in the table above. Repurchase agreements, which are entered into for financing purpose, are reported in securities sold under agreements to repurchase on the statement of financial condition and are as set forth on the table above.

The Company enters into securities borrow and securities loan transactions primarily with UBS London Branch under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities are reported in securities borrowed on the statement of financial condition and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in securities loaned on the statement of financial condition and are as set forth in the table above.

The Company enters into unsecured short-term lending agreements with UBS Americas Inc. Short-term borrowings are due on demand and bear interest based on variable rates ranging from 0.5% to 0.75% as of December 31, 2016. Balances related to these agreements are reported as short-term borrowings on the statement of financial condition and are represented in the table above.

The Company also enters into term subordinated lending agreements with UBS Americas Inc. This subordinated debt is reported in the Liabilities and members Equity section of the statement of financial condition. See Note 13.

(In Thousands, except share data)

12. Related Party Transactions (continued)

Affiliate Arrangements

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable are included in other assets and other liabilities on the statement of financial condition.

The Company primarily uses office space leased by the UBS Stamford Branch, and is charged accordingly under the aforementioned service fee arrangements.

The Company is provided technical, operational and computer service support primarily through UBS Stamford Branch in the normal course of business.

In addition, other costs were initially expensed in UBS affiliated companies and allocated back to the Company on a regular basis through the use of service level agreements.

13. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $525,000 maturing on December 29, 2018 and $2,000,000 maturing on September 28, 2020.

The Company also has a revolving subordinated loan agreement with UBS Americas Inc. which has a credit line of $6,000,000 with a final maturity at December 31, 2019. As of December 31, 2016, the Company has drawn down $2,350,000 of the $6,000,000.

Loans with UBS Americas Inc. bear interest at rates that reset at variable intervals as determined by the Parent, based upon similar funding costs charged by the Parent, which approximated one month LIBOR at December 31, 2016.

These subordinated borrowings are available in computing regulatory net capital. See Note 15.

14. Asset-Backed Securitization Vehicles

The Company is in the business of underwriting securitizations (i.e., helped transform financial assets into securities through sales transactions) of securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various securities.

(In Thousands, except share data)

14. Asset-Backed Securitization Vehicles (continued)

At December 31, 2016, the Company retained $35,282 in CMBS and $946 in non-agency residential mortgage securities related to securitizations in which the Company acted as underwriter, and either the Company or an affiliate acted as transferor. These retained interests are generally valued using observable market prices and, when available, are verified by external pricing sources. In addition to positions retained at primary issuance, retained interests include positions acquired in secondary markets subsequent to securitizations. The majority of the retained interests in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the statement of financial condition.

The Company and its affiliates sponsored securitizations utilize special purpose entities (SPEs) as part of the securitization process. The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in such VIEs predominately include debt and equity interests. The Company's involvement with VIEs arises from being the primary beneficiary as described in Note 2 and from retained interests in connection with securitization activities. At December 31, 2016, the Company did not have any material VIEs that had to be consolidated.

The Company does not have any explicit or implicit incremental arrangements that could require it to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to such VIEs, including events and circumstances that could expose the Company to loss.

The Company has not provided financial or other support during the period to such VIEs that it was not previously contractually required to provide.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2016, the Company had net capital of $4,638,365 which was $3,583,289 in excess of the required net capital of $1,055,076. The Company's ratio of net capital to aggregate debit items was 19%.

15. Net Capital Requirements and Other Regulatory Matters (continued)

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in the assets in the statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a valuation allowance of $892,492 has been recorded.

(In Thousands, except share data)

16. Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2016 were as follows:

Net Operating Loss Carry forwards	$ 850,613
Employee Benefits	18,922
Other Deferred Tax Assets	23,629
Total Deferred Tax Assets	893,164
Less: Valuation Allowance	(892,492)
Deferred Tax Assets Net of Valuation Allowance	672
Less: Deferred Tax Liabilities	(672)
Total Net Deferred Tax Assets	$ -

At December 31, 2016 the Company had UBT net operating loss carryforwards of $21,903,930 that will begin to expire in 2028. For UBT purposes, there is generally no carryback allowed.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is illustrated as follows:

Total amounts of unrecognized tax benefits as of December 31, 2016	$ 21,917

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $21,917. However, because the benefit would be partially offset by a corresponding increase in the valuation allowance, there would be a net impact of $5,000.

The Company files U.S. federal, state and local income tax returns as a partnership. As of December 31, 2016, the Company is under examination by the IRS for the tax years 2012 through 2014 and tax year 2015 is open for examination. For New York City UBT purposes, tax years tax years 2013 through 2015 are open to examination.

The Company files Canadian corporate tax returns and the 2013 through 2015 tax years are open for examination.

In the next twelve months, the Company believes that unrecognized tax benefits will decrease by $5,000.

17. Subsequent Event

In 2015, the Parent established a wholly owned subsidiary, UBS Business Solutions LLC, for the purpose of enabling operational continuity of critical services should a recovery or resolution event occur. Effective January 1, 2017, the Company transferred shared services and support functions into UBS Business Solutions LLC. Pursuant to a service level agreement, the Company will be allocated the costs of these services at a premium.

The Company has evaluated its subsequent event disclosure through March 2, 2017, the date that the Company's statement of financial condition was issued, and has determined that there are no events, other than those described above, that would have a material impact on the statement of financial condition.